22 January 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 215,000 Reed Elsevier PLC ordinary shares at a price of 685.9493p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 62,132,914 ordinary shares in treasury, and has 1,194,453,825 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 4,648,000 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 124,000 Reed Elsevier NV ordinary shares at a price of €11.4201 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 39,304,056 ordinary shares in treasury, and has 687,212,459 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 2,690,969 shares.